[SHAWCORE DEVELOPMENT CORP. LOGO]

From:
Gary Burkinshaw
Chief Executive Officer
Shawcore Development Corp.
329 Manchester Road
Deepcar, Sheffield
England, S36 2RB

AMMENDMENT #5

Re: Form S-1/A filed April 6, 2010 File No, 333-162461

To Whom It May Concern:

On behalf of Shawcore Development Corp. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated March 17 2010 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Description of Business, Page 17

Government Regulations, page 19

     1) The company has revised its disclosure on the regulatory environment and certification available for products to be manufactured and distributed.

Unaudited Financial Statements for the Six-Months Ended February 28, 2010

     2) The Company has added statements of operations and statements of cash flows for the prior interim periods.

Exhibits

     3) The Company has included as an exhibit and updated consent from De Joya Griffith & Company, LLC.

Shawcore Development Corp.


/s/ Gary Burkinshaw
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Gary Burkinshaw, CEO